EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-159039 on Form S-3 of our reports dated June 12, 2009, relating to the consolidated financial statements of Clinical Data, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph concerning doubt about the entity’s ability to continue as a going concern), and the effectiveness of Clinical Data, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Clinical Data, Inc. for the year ended March 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
June 26, 2009